SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒ Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐ No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐ No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐ No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) # 02.558.154/0001 -29
Company Registrar (NIRE) # 5330000576-1

NOTICE TO SHAREHOLDERS
PAYMENT OF DIVIDENDS
RELATED TO THE FISCAL YEAR 2004

In accordance to the Notice to Shareholders released by Tele Norte Celular Participações S.A. (“the Company”), dated February 03, 2006, the Company announces that, in compliance with the article 203 of Law # 6,404/76, it will pay the minimum dividends related to the fiscal year of 2004 for the holders of preferred shares on February 20, 2006.

1 – AMOUNT

The total dividends to be paid amount to three million, four hundred thirty-four thousand, two hundred and two reais and sixty-one cents (R$3,434,202.61) . The amount per thousand preferred shares is R$0.016318. This amount is already monetarily restated by the accumulated SELIC rate from the end of the fiscal year 2005 until the date of the actual payment. No payment will be made to the holders of common shares.

2 – PAYMENT DATE

The payments shall be made as from April 28, 2006. Income tax withholding will only occur on the portion of payment relative to the monetary restatement of the dividends in the period between 12.31.2005 to 04.27.2006.

3 – FORM AND PLACE OF PAYMENT

The dividends corresponding to the shares deposited in the Fungible Custody of C.B.L.C. – Companhia Brasileira de Liquidação e Custódia – shall be credited to this Institution, which, through the authorized Broker Dealers, shall transfer them to the entitled shareholders.

The other shareholders shall receive their dividends at a Banco ABN-AMRO Real S.A.’s branch of their choice, identified by the following documents:

  Individuals: Certified copy of the identity card, the Individual Taxpayer’s ID (CPF) card and evidence of current address.
  Legal entities: Certified copy of the Corporate Taxpayer’s ID (CNPJ/MF) card, current Articles of Association or By-laws, as well as the minutes electing the acting executive board. The managing partners or executive officers with powers to represent the company shall submit a certified copy of the identity card, the Individual Taxpayer’s ID (CPF) card and evidence of current address.

In the event of proxy representation, submittal of the respective public deed of power of attorney and certified copies of the identity card and the CPF Card of the attorney(s) shall be required.

Brasília, April 20, 2006.

Oscar Thompson
Chief Executive Officer and Head of Investor Relations
Tele Norte Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations